UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52858

EAST ENERGY CORP.

(Exact name of registrant as specified in its charter)

Suite #2772, 1055 West Georgia Street

PO Box 11176

Vancouver, British Columbia, Canada, V6E 3R5

604-688-0939

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Part I

Item 1. Exchange Act Reporting History

East Energy filed its Registration Statement on Form 20FR on October 20, 2007, and incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on December 19, 2007.

East Energy has previously filed all reports required under Exchange Act section 13(a) or section 15(d) and East Energy’s Form 20-FR contains annual financial statements for the year ended March 31, 2007.

Item 2. Recent United State Market Activity

East Energy has never sold its securities in the United States in a registered offering under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading Market

Since July 8, 1987, East Energy’s common shares have been listed on the TSX Venture Exchange which constitutes the primary trading market of East Energy’s securities.  East Energy has maintained its listing of its common shares on the TSX Venture Exchange for at least 12 months preceding the filing of this Form 15F.  All of East Energy’s trading of common shares occurs on the TSX Venture Exchange.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

On a date within 120 days before the filing date of the Form 15F, East Energy’s common shares are held of record by less than 300 persons resident in the United States.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

On May 2, 2008, East Energy published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under the Exchange Act.

East Energy issued the notice required by Rule 12h-6(h) in the form of a press release  in the United States, disseminated by Stockwatch.  A copy of the press release is attached as Exhibit 10.1 to this Form 15F.

Item 8.  Prior Form 15 Filers

Not applicable

Part II

Item 9.  Rule 12g3-2(b) Exemption

East Energy’s website is www.eastenergy.com.  East Energy will not publish the information required under Rule 12g3-2(b)(1)(iii) on its website as long as it can rely on the exemption provided for under Rule 12g3-2(a).

Part III

Item 10. Exhibits

A copy of East Energy’s press release announcing its intent to terminate its Registration of its common shares under section 12(g) is attached as Exhibit 10.1.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, East Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 2, 2008	By: /s/ Howard Ratti
Name: Howard Ratti Title: President

Exhibit 10.1

May 2, 2008                 TSX-V symbol:   EEC

EAST ENERGY UPDATES CORPORATE ACTIVITIES - EXTENDS INVESTOR RELATIONS AGREEMENT

Vancouver, BC – East Energy Corp. (the “Company” or “East Energy”) is pleased to announce that it has extended its agreement with Primoris Group Inc., a full-service investor relations firm headquartered in Toronto, to provide investor relations services to the Company.

Primoris Group will continue to implement a comprehensive communications program on a month-to-month basis for a fee of $4,500 per month.  The agreement can be terminated with 30 days’ notice.  Primoris Group was previously granted an option to purchase 200,000 shares of the company at an exercise price of $0.80 per share for a period of up to three years, expiring April 1, 2010.

Other Activities

East Energy has accepted the resignation of Mr. Howard Balloch from its Board of Directors.  East Energy thanks Mr. Balloch for his efforts on the Company’s behalf and wishes him all the best in his future business ventures.

The Company also announces that it will file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended.  The Company expects the termination to take effect no later than 90 days after the filing of the Form 15F.  As a result of the filing, East Energy will immediately cease to file certain reports with the SEC.

About East Energy

East Energy Corp. is a Canadian junior mining company engaged in the acquisition and development of coal properties in China and North America. Additional information is available on the East Energy web site at www.eastenergy.com. East Energy trades on the TSX Venture Exchange under the symbol EEC.

ON BEHALF OF THE BOARD:

“Howard Ratti”

Howard Ratti
President and CEO

FURTHER INFORMATION:

Investor Relations -

(866) 437-9552

info@eastenergy.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com.

The TSX Venture Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.